UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Nabi Biopharmaceuticals

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number of Class of Securities)

Raafat E.F. Fahim, Ph.D. 12270 Wilkins Avenue Rockville, Maryland 20852 (301) 770-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Joseph E. Gilligan, Esq. Eun Ah Choi, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, District of Columbia 20004 (202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 23,000,000	$ 2,635.80

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $23,000,000 in aggregate of up to 14,556,962 shares of common stock, $0.10 par value, at the minimum tender offer price of $1.58 per share.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 2, 2012 by Nabi Biopharmaceuticals, a Delaware corporation (“Nabi” or the “Company”), in connection with the Company’s offer to purchase up to $23 million in value of shares of its common stock, $0.10 par value per share (the “Shares”) (or a lower amount if not enough Shares are properly tendered to allow the Company to purchase $23million in value of Shares), at a price not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. All information in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, remain unchanged except that such information is hereby amended and supplemented to the extent specifically provided for herein. You should read this Amendment No. 1 together with the Schedule TO the Offer to Purchase dated July 2, 2012 and the Letter of Transmittal.

ITEMS 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), are hereby amended and supplemented as follows:

The Offer to Purchase is hereby amended by adding the following at the end of the second paragraph in the section captioned “IMPORTANT – The Transaction”:

“The form of proxy card attached to the Preliminary Proxy Statement is also in preliminary form and is subject to completion. Stockholders should not use such preliminary form of proxy card to vote their Shares and any proxies Nabi receives prior to its filing of a definitive form of the proxy statement will be invalid and will not be used as a vote for any of the proposals. Nabi’s stockholders should only use the final form of proxy card accompanied by the definitive form of the proxy statement to vote their Shares with respect to the proposals related to the Transaction.”

The information set forth in the section captioned “6. Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference and the Offer to Purchase is hereby further amended by deleting the last sentence in that section.

The Offer to Purchase is hereby further amended to include the following:

“On July 19, 2012, the Company waived the condition to the Offer that no event or circumstances exist that would be reasonably likely to cause the Company to determine that it will not have a net closing cash balance in excess of $54 million immediately prior to the completion of the Transaction (as defined in the Offer to Purchase) as required under the Transaction Agreement (as defined in the Offer to Purchase). This condition is not being waived as a result of any amendments or modifications to the Transaction Agreement. Rather, it is being waived because the Company believes that it will have a sufficient amount of cash on hand to complete the Offer and pay for any Shares thereunder, as well as satisfy the $54 million net closing cash balance requirement at the closing of the Transaction. As previously disclosed, under the Transaction Agreement, the Company is required to have a net closing cash balance of at least $54 million at the closing of the Transaction. That requirement has not be amended or modified and remains a condition to the closing of the Transaction.”

Filed with this Amendment No. 1 to the Schedule TO as Exhibit (a)(5)(B) is the press release issued by the Company on July 19, 2012 announcing the waiver of the condition to the Offer described above.

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Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(B)	Press Release issued by Nabi Biopharmaceuticals on July 19, 2012

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E.F. Fahim, Ph.D.
Name:	Raafat E.F. Fahim, Ph.D.
Title:	President and CEO

Date: July 19, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 2, 2012.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by Nabi Biopharmaceuticals on July 2, 2012.

(a)(5)(B)**	Press Release issued by Nabi Biopharmaceuticals on July 19, 2012.

(b)	Not applicable.

(d)(1)	Merger Implementation Agreement between Nabi Biopharmaceuticals and Biota Holdings Limited, dated April 22, 2012 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on April 23, 2012).

(d)(2)	Rights Agreement dated as of August 25, 2011 between Nabi Biopharmaceuticals and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on August 25, 2011).

(d)(3)	2004 Stock Plan for Non-Employee Directors (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

(d)(4)	1998 Non-Qualified Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(5)	2000 Equity Incentive Plan, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

(d)(6)	2000 Equity Incentive Plan Award Letter (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(7)	2000 Equity Incentive Plan Special Award Letter (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(8)	2007 Omnibus Equity and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed with the SEC on April 12, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on July 2, 2012
**	Filed herewith